August 13, 2026

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Alan Campbell

Re:	Acceleration Request for Opus Genetics, Inc. Registration Statement on Form S-3 (File No. 333-298100)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Opus Genetics, Inc. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-3, Registration Number 333-298100 (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:30 P.M., Eastern Time or as soon thereafter as practicable, on August 14, 2026, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

We would appreciate it if, as soon as the Registration Statement is declared effective, you would so inform Istvan A. Hajdu of Sidley Austin LLP at (212) 839-5651.

[Signature Page Immediately Follows]

Very truly yours,

/s/ Dr. George Magrath

Dr. George Magrath Chief Executive Officer Opus Genetics, Inc.

cc:	Robert Gagnon, Opus Genetics, Inc. Asher Rubin, Sidley Austin LLP Istvan A. Hajdu, Sidley Austin LLP